UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 11, 2008

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

Alexey Reznikovich Elected VimpelCom’s Chairman of the Board of Directors

Moscow and New York (June 11, 2008) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that Alexey Reznikovich was elected Chairman of the Board of Directors at a meeting of VimpelCom’s Board of Directors held today. It was the first meeting of the new Board of Directors elected at the annual general meeting of VimpelCom’s shareholders held in Moscow on June 9, 2008.

Mr. Reznikovich said “I am grateful to my colleagues for their trust and I look forward to working with my fellow Board members and VimpelCom’s management to continue VimpelCom’s long tradition of excellent performance, strong corporate governance and creating value for VimpelCom shareholders.”

Alexey Reznikovich has served as a Director of VimpelCom since May 2002. He was Chairman of the Board of Directors of Golden Telecom from May 2007 to February 2008. Since June 2005, Mr. Reznikovich has served as Chief Executive Officer of Altimo, which was created in 2005 to manage the telecoms investments of Alfa Group. He has also served as a Director of Alfa Group since 2002. Before joining Alfa, Mr. Reznikovich founded “EMAX,” a business venture to develop internet centers in Russia, and was a member of the Boards of Directors of “EMAX” and “CAFEMAX,” an internet cafe chain, since February 2001. From 1998 through 2001, Mr. Reznikovich was a partner at McKinsey & Co., and prior to that he worked at Procter & Gamble in Italy and Transworld in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University in USA and INSEAD in France in 1993.

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom (Moscow)	FD
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com